Exhibit 99.3

Crio AN OIFIG UM CHLARU CUIDEACHTAi f --:7  I l COMPANIES REGISTRATION OFflCE :-,.,1  Variation of company capital  as prescribed under  Section 63(6) Companies Act 2014  (This form also serves as notice of  alteration of share capital under  section 92(1) Companies Act 2014)  Company number  87  CRO receipt date stamp & barcode  Company name  Description of  change  Date effective  )  In full  )  _ce_rtl_fl_c_at_lo_n __ _..)  Presenter details )  Name  Address  Telephone  Email  Ox Number/Exchange  Please complete using black typescript or BOLO CAPITALS, referring to explanatory notes  llCON Public Limited Company  70,878 shares in the capital of ICON Public Limited Company  (the "Company") were redeemed_by the Company and_upon redemption  were subsequently cancelled out of the Issued share capital of the Company.  Day Month Year  07 08 2015  I hereby certify that the particulars contained in this form are correct and have been given in accordance  with the Notes on Completion of Form 87.  Name In bold c11ptl11& or typtsenpt  I Diarmaid Cunningham  D Director [Z] Secretary not11 two Date  ICON olc  South County Business Park, Leopardstown, Dublin 18, Ireland  01 256 4529 Fax number  erina. fox@iconolc.com Contact person Erina Fox  Reference number